Exhibit 4.3

TERMS AND CONDITIONS

OF
GLOBAL PHILIPS STOCK OPTION PROGRAM 2003
-grants April 2003, July 2003, October 2003, and February 2004-

Article 1
Definitions

In this Global Philips Stock Option Program 2003 the following definitions shall apply:

1.	Closing Price:	the price of a Share with dividend, if any, at the closing of the Official Segment of Euronext Amsterdam N.V.’s stock market (“Euronext Amsterdam”) as published in the Official Price List of this stock exchange.

2.	Custody Account:	a custody account maintained in the name of a Participant other than a Nominee Account.

3.	Date of Grant:	the date at which the Option is granted to the Option Holder, for the respective grants of the Program being:

- grant April 2003:	the date of publication of the first quarter results 2003, i.e., April 15, 2003;

- grant July 2003:	the date of publication of the half year results 2003, i.e. July 15, 2003;

- grant October 2003:	the date of publication of the third quarter results 2003, i.e. October 14, 2003;

- grant February 2004:	the date of publication of the annual results 2003, i.e. February 10, 2004;

4.	Employing Company:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.

5.	Grant Price:	the price to be paid by the Option Holder to acquire a Share upon exercising an Option. Such price will be equal to the Closing Price on the applicable Date of Grant.

6.	Nominee Account:	a custody account maintained in the name of a Participant established by an administrator designated by Philips.

7.	Option:	a right granted by Philips under the Program to acquire one Share subject to the terms and conditions thereof.

8.	Option Holder:	a person holding any Options.

9.	Option Period:	the term for which an Option is granted as specified in Article 3 (subject to any extension as set forth in Article 4.3).

10.	Philips:	Koninklijke Philips Electronics N.V.

11.	Program:	the Global Philips Stock Option Program 2003.

12.	Share:	a common share of Philips.

Article 2
Acquisition of Options

Any Options may be granted to an eligible individual as per the applicable Date of Grant, subject to the (acceptance by such individual of the) terms and conditions of this Program. Any Options offered to any such individual and the terms and conditions governing such Options shall be deemed accepted by such individual with effect from the applicable Date of Grant in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such Options within fourteen (14) days of the notice of grant of the Options or such later date as may be determined by Philips.

Article 3
Restrictions on Exercise and Option Period

1.	Options shall not be exercisable before the third anniversary of the Date of Grant. Unvested and lapsed Options cannot be exercised.

2.	In principle, the Option Period is ten (10) years running from the Date of Grant, subject to this paragraph 2 and to Article 4. Upon request of the Option Holder exercising Options pursuant to Article 6, the Option Period for the Options being exercised will be limited to the period from the Date of Grant up to, and including, the date Philips receives the above request in accordance with a procedure established by Philips, provided that the Option Period is at least three years.

3.	In principle, Options may only be exercised (subject to a minimum of ten (10) units) at the last day of the prevailing Option Period, subject to this Article 3 and Article 4.

4.	Subject to this Article 3 and Article 4, Members of the Group Management Committee of Philips, the Head of Corporate Control and the Head of Corporate Treasury, may only exercise Options during the period of ten business days after publication of Philips’ annual or quarterly results.

Article 4
Termination of Employment

1.	Except as provided in Article 4.2, 4.3 and 4.4 hereof, in case an Option Holder is no longer employed by any Employing Company as a result of the termination of such Option Holder’s employment with an Employing Company for any reason whatsoever during the applicable Option Period, any Options held by such Option Holder at the date of such termination shall be forfeited effective as of the date of termination of such Option Holder’s employment with the Employing Company without the Option Holder being entitled to any compensation or any obligation on the part of Philips or any of its subsidiaries unless Philips determines, in its sole discretion, otherwise in writing. Any such determination shall be final, conclusive and binding and may be subject to such conditions as Philips may determine appropriate.

2.	In case an Option Holder is no longer employed by any Employing Company during the applicable Option Period as a result of the termination of such Option Holder’s employment with an Employing Company for reasons of (i) disablement, (ii) retirement –including, but not limited to, early retirement- (retirement or early retirement to be defined as termination of service with eligibility for an immediate retirement benefit under a retirement plan of an Employing Company under which such Option Holder was covered, provided payment of such retirement benefit begins immediately following such termination), or (iii) the expiration of a temporary contract of employment, provided such temporary contract of employment has not been extended one or more times, any Options held by such Option Holder at the date of termination shall, to the extent such Options were exercisable at the date of such termination, remain exercisable in accordance with Article 3, provided that in such case the Option Period will expire upon the earlier of (a) ten (10) years from the Date of Grant or (b) five (5) years from the date of such termination.

3.	In case an Option Holder is no longer employed by any Employing Company during the applicable Option Period as a result of the termination of such Option Holder’s employment with an Employing Company for reasons of (i) death or (ii) legal incapacity of the Option Holder, the Options shall remain exercisable during the Option Period in accordance with Article 3, provided that in the event the remaining Option Period as from the date of termination shall be less than twelve (12) months, then such Options shall be exercisable for a period of twelve (12) months as of the date of such termination and the Option Period shall be deemed extended accordingly and provided further that the Options shall only be exercisable in the manner as set forth in Article 9.

4.	In case an Option Holder is no longer employed by any Employing Company during the applicable Option Period as a result of the sale or other divestment of a business, subsidiary, division or other business unit of Philips or any part thereof (“Divested Business”), any Options held by such Option Holder at the date of such termination shall remain exercisable in accordance with the terms and conditions of this Program, provided that the Option Period will expire upon the earlier of (a) ten (10) years as from the Date of Grant or (b) five (5) years as from the date of such termination, and provided further that such Options will be forfeited as of the date of termination of the Option Holder’s employment with the company which acquired the Divested Business from Philips or any of its subsidiaries, without the Option Holder being entitled to any compensation or any obligation on the part of Philips or its subsidiaries or the transferee or its subsidiaries.

Article 5
Non-transferability

The Options are strictly personal, and may not be assigned, transferred (except that, in case of death of the Option Holder during the Option Period, any Options held by the Option Holder at the date of his death shall pass to his heirs or legatees), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. The Option Holder may not engage in any transactions on any exchange on the basis of any Options. Any violation of the terms of this Article 5 will cause the Options to become immediately null and void without further notice and without the Option Holder being entitled to any compensation.

Article 6
Exercise of Options

1.	In order to exercise Options which are exercisable in accordance with this Program, the Option Holder must notify Philips in accordance with a procedure determined by Philips. The notice shall state:

(a)	the Date of Grant of the Options he wishes to exercise;

(b)	if applicable, the confirmation that the Option Holder wants to limit the Option Period pursuant to Article 3, paragraph 2;

(c)	the number of Options to be exercised; and

(d)	whether Shares to be obtained upon such exercise:

–	be sold, on behalf of the Option Holder, as soon as possible and the revenue deducted by the Grant Price, multiplied by the number of Options so being exercised, and further costs, be paid to the Option Holder at a bank account indicated by him in accordance with a procedure determined by Philips; or

–	be delivered to the Option Holder as provided for in paragraphs 2, 3, 4 and 5 below.

Such notice shall be accompanied by the payment in full of the Grant Prise, multiplied by the number of Options so being exercised. Such payment shall be made: (a) in cash, (b) through simultaneous sale through a broker of Shares acquired on exercise, subject to it being permitted under the applicable regulations, (c) through additional methods prescribed by Philips or (d) by a combination of any such method.

2.	Philips may require an Option Holder to maintain a Nominee Account in connection with this Program. Nothing contained in this Program shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Option Holder.

3.	Subject to the terms of this Program, Philips will deliver a Share to a Participant on or as soon as reasonably practicable after the exercise of an Option. In no event shall Philips have any obligation to deliver any Shares to an Option Holder prior to the exercise of Options.

4.	Any Shares to be delivered pursuant to Article 5.1 will be credited to the Nominee Account except if an Option Holder (i) requests Philips to credit such Shares to a Custody Account or (ii) does not maintain a Nominee Account at the date of delivery of such Shares. In case (i) or (ii) as described in the foregoing sentence applies, the Option Holder shall be responsible to notify Philips in accordance with a procedure (including the period for notification) established by Philips on the details relating to such Custody Account. In case Philips determines in its sole discretion that the Option Holder has failed to notify Philips in accordance with such procedure, then the Option Holder shall be deemed to have requested Philips to sell or cause to sell such Shares.

5.	Except as may otherwise approved in writing by Philips in its sole discretion, in case an Option Holder is no longer employed by any Employing Company for any reason whatsoever, the Option Holder (or his or her legal representatives) shall withdraw all Shares credited to the Option Holder’s Nominee Account within two (2) months of the date of such termination. In case the Option Holder (or his or her legal representatives, as the case may be) fails to comply with the foregoing obligation, then the Option Holder shall be deemed to have requested Philips to sell or cause to sell such Shares.

6.	The Option Holder who has “Inside Information” according to the Philips’ Rules of Conduct with respect to Inside Information is prohibited from the exercise of Options and the sale of Shares acquired pursuant to the exercise of any Options.

Article 7
Capital Dilution

Philips may make equitable adjustment or substitution of (a) the number or kind of Shares subject to the Options, and/or (b) the Grant Price, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

The effect of the adjustment or substitution shall be to preserve both the aggregate difference and the aggregate ratio between the Grant Price and the fair market value of the Shares to be acquired upon exercise of the Options. The Option Holder shall be notified promptly of such adjustment or substitution.

Article 8
Costs and Taxes

1.	All costs of delivering any Shares to the Option Holder upon exercise of any Options shall be born by Philips.

2.	Any and all taxes, duties, levies, charges or social security contributions (“Taxes”) which arise under any applicable national, state, local or supra-national laws, rules or regulations, whether already effective on the Date of Grant or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Option Holder in connection with this Program (including, but not limited to, the grant, the ownership and/or the exercise of the Options, and/or the delivery, ownership and/or the sale of any Shares acquired under this Program) shall be for the sole risk and account of the Option Holder.

3.	Philips shall have the right to cause to be deducted from any salary payment or other sums due by Philips or any of its subsidiaries to an Option Holder, or requiring the Option Holder or beneficiary of the Option Holder, to pay to Philips an amount necessary to settle any Taxes determined by Philips necessary to be withheld in connection with this Program (including, but not limited to, the grant of the Options or the delivery of any Shares under this Program).

4.	Philips shall not be required to deliver any Shares, or to transfer or cause to be transferred any Shares from a Nominee Account to a Custody Account, until Philips has received an amount, or the Option Holder has made such arrangements, required by Philips necessary to satisfy any withholding of any Taxes and/or costs to be borne by the Option Holder hereunder as determined by Philips.

Article 9
Cash Alternative

Philips, upon receipt of a notice, as referred to in Article 6.1 hereof to exercise any Option, may advise an Option Holder resident outside the Netherlands to request in writing an amount in cash as an alternative to Shares. Upon such request the Option Holder is entitled to receive an amount in Euro or in U.S. Dollars, as indicated by the Option Holder, equal to the Closing Price on the date of receipt of such request minus the Grant Price, multiplied by the number of Options so being exercised. Further, any costs to be paid and any applicable Taxes shall be deducted from the amount to be received by the Option Holder. If on the date of receipt of the notice Shares have not been traded on of Euronext Amsterdam the Closing Price will be that of the first subsequent trading day on of Euronext Amsterdam. The same method is being used for calculating the cash amount to which heirs and legatees of an Option Holder are entitled in accordance with Article 4.3.

Article 10
General Provisions

1.	Philips shall have the authority to interpret this Program, to establish, amend, and rescind any rules and regulations relating to this Program, to determine the terms and conditions of any agreements entered into hereunder, and to make all other determinations necessary or advisable for the administration of this Program.

2.	No Option Holder shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to the exercise of any Options until such Shares are actually delivered to such Option Holder in accordance with Article 6 of this Program. The Shares delivered shall carry the same rights as common shares of Philips traded on Euronext Amsterdam, or the New York Stock Exchange if applicable, on the day on which these are delivered.

3.	The (value of) Options granted to, or Shares acquired by, an Option Holder pursuant to such Options under this Program shall not be considered as compensation in determining an Option Holder’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, pension or savings plan.

4.	Nothing contained in this Program or in any grant made or Agreement entered into pursuant hereto shall confer upon any Option Holder any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Program or interfere with or limit in any way with the right of the Company or any of its subsidiaries to terminate such Option Holder’s employment or to discharge or retire a Option Holder at any time.

5.	If a provision of this Program is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Program, this Program shall be construed as if the illegal or invalid provisions had not been included in this Program.

6.	Where the context requires, words in either gender shall include also the other gender.

7.	This Program shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

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